Mail Stop 3561

September 5, 2008

Mr. Albert Abdoulline
Chief Financial Officer
Victoria Industries, Inc.
551 Fifth Avenue, Suite 2020
New York, NY 10017

> **Re:** **Victoria Industries, Inc.**
> **Form 10-KSB/A: For the fiscal year ended December 31, 2007**
> **File No. 000-31683**

Dear Mr. Abdoulline:

We have reviewed your August 20, 2008 correspondence and have the following comment. We ask you to revise your filing in response to this comment. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-KSB/A: For the fiscal year ended December 31, 2007

Item 8A. Controls and Procedures, page 20

1. Per your Form 10-KSB filed April 15, 2008, management concluded that your disclosure controls and procedures were effective as of December 31, 2007. As such, our letter dated July 21, 2008 asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts management's conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of your fiscal year. However, we note that "Item 8A." of your Form 10-KSB/A filed August 20, 2008 no longer provides any discussion of i) management's evaluation of disclosure controls and procedures or ii) management's conclusion regarding their effectiveness. In this regard, please further amend your Form 10-KSB to disclose management's conclusion regarding the effectiveness of your disclosure controls and procedures, giving appropriate consideration to the company's failure to

include Management's Report on Internal Controls over Financial Reporting in the annual report filed on April 15, 2008.

In addition, should management continue to believe that your company's disclosure controls and procedures were effective as of December 31, 2007, please describe for us the factors that you believe support this conclusion. In particular, please explain how management considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **reported** within the time periods specified in the Commission's rules and forms. In addition, tell us what consideration was given to Compliance and Disclosure Interpretation 115.02 -- found at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm -- which indicates that failure to file Management's Report on Internal Control over Financial Reporting rendered your annual report materially deficient and rendered your company not timely or current in its Exchange Act Reporting.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

       You may contact Jeffrey Sears at 202-551-3302 with any questions. You may also contact me at 202-551-3816.

Sincerely,

Joseph Foti
Senior Assistant Chief Accountant